UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

MONTEREY GOURMET FOODS, INC.

(Name of Subject Company)

MONTEREY GOURMET FOODS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

612570101

(CUSIP Number of Class of Securities)

Eric C. Eddings

Chief Executive Officer

Monterey Gourmet Foods, Inc.

1528 Moffett Street

Salinas, California 93905

(831) 753-6262

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Robert W. Shapiro, Esq.

Shapiro Buchman Provine LLP

1333 No. California Blvd., Suite 350

Walnut Creek, California 94596

(925) 944-9700

and

Gary D. Gilson, Esq.

Husch Blackwell Sanders LLP

4801 Main Street, Suite 1000

Kansas City, Missouri 64112

(816) 983-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 14D-9 originally filed with the Securities and Exchange Commission on November 10, 2009 (as amended from time to time, the “Schedule 14D-9”) by Monterey Gourmet Foods, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer which was commenced by Pulmuone Cornerstone Corporation, a Delaware corporation (“Purchaser”), to purchase all outstanding shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”), and the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Company (together with the Common Stock, the “Shares”), at a price of $2.70 per Share, net to the seller in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. The Offer was made in connection with the Agreement and Plan of Merger, dated as of October 8, 2009 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among Pulmuone U.S.A., Inc., a California corporation and Purchaser’s sole stockholder (“Parent”), Purchaser and the Company, a copy of which is attached as Exhibit (e)(1) to the Schedule 14D-9.

The information in this Amendment No. 1 is incorporated by reference to all of the applicable items in the Schedule 14D-9, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 1.

You should read this Amendment No. 1 together with the Schedule 14D-9. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Item 4(b), “Background of the Transaction” is hereby amended and supplemented by inserting the following sentence immediately after the first sentence of the third paragraph on page 11 of the Schedule 14D-9:

“These outside directors were selected because they had greater mergers and acquisitions experience than other members of the Company Board.”

Item 4(b), “Background of the Transaction” is hereby amended and supplemented by inserting the following sentence immediately after the last sentence of the sixth paragraph on page 11 of the Schedule 14D-9:

“The scope of potential William Blair services was expanded in order to have those services available in the event they were required by the Company at some point in the future.”

Item 4(b), “Background of the Transaction” is hereby amended and supplemented by inserting the following immediately after the last sentence of the third paragraph on page 12 of the Schedule 14D-9:

“In making this determination, the Committee also considered, among other reasons, the current and anticipated economic conditions, the current level of acquisition activity and availability of acquisition financing, the current market price of the Shares, the $14,791,000 impairment of intangible assets and goodwill incurred during the prior fiscal quarter, and the anticipated benefits of cost-cutting measures announced the previous quarter.”

Item 4(b), “Background of the Transaction” is hereby amended and supplemented by inserting the following at the end of the last sentence of the fifth complete paragraph on page 19 of the Schedule 14D-9:

“which included this increase in cash reserves. Subsequently, cash reserves returned to previous levels.”

Item 4(b), “Background of the Transaction” is hereby amended and supplemented by inserting the following sentences immediately after the first sentence of the third complete paragraph on page 21 of the Schedule 14D-9:

“Messrs. Tunstall and Eddings and Ms. Katz of the Company Board initially contacted several of these potential bidders to arrange an introduction to William Blair and determine whether they would be interested in participating in the “go shop” process. The Company Board, after consultation with senior management and William Blair, determined to focus on strategic acquirers in the consumer food and beverage product industry and financial sponsors that have either invested in the consumer food and beverage industry or had a stated interest in investing in the consumer food and beverage industry, provided that such potential acquirers possessed the financial wherewithal to submit a Superior Proposal and complete a transaction.”

Item 4(b), “Background of the Transaction” is hereby amended and supplemented by inserting the following immediately after the existing sentence of the first paragraph on page 22 of the Schedule 14D-9:

“Firm E had been attempting to develop an acquisition proposal in conjunction with Firm D and Firm F. No reason was given by Firm E for declining to proceed, and no further communication was received from Firm D or Firm F.”

Item 4(e), “Opinion of William Blair & Company, L.L.C.” is hereby amended and supplemented by inserting the following two sentences in place of the first two sentences of the fourth complete paragraph on page 29 of the Schedule 14D-9:

“Premiums Paid Analysis. William Blair reviewed data from 163 acquisitions of publicly traded domestic companies, occurring after January 1, 2004, in which 100% of the target’s equity was acquired for cash at an equity value between $25 million and $100 million and excluding transactions involving closed end funds and real estate development or investment trusts.”

Item 4(e), “Opinion of William Blair & Company, L.L.C.” is hereby amended and supplemented by inserting the following immediately after the last sentence of the first paragraph on page 31 of the Schedule 14D-9:

“William Blair is not currently providing investment banking or other financial advisory services to Parent or Purchaser, and William Blair is aware of no specific investment banking or other financial advisory services contemplated to be provided to Parent or Purchaser at this time.”

ITEM 8.	Additional Information

Item 8, “Additional Information—Litigation” is hereby amended and supplemented by replacing the entire section with the following:

“On October 14, 2009, a putative class action entitled James Carrazza v. Monterey Gourmet Foods, Inc., et al.,. C.A. No. 4992-CC, was filed in the Court of Chancery in Delaware. The defendants are the Company and the members of the Company Board (collectively, the “Monterey Defendants”), and Parent and Purchaser (collectively, the “Pulmuone Defendants”). This action alleges that the Monterey Defendants breached their fiduciary duties to Company stockholders by entering into the Merger Agreement. The suit further alleges that the Pulmuone Defendants aided and abetted those breaches of fiduciary duties. The Monterey Defendants filed an Answer on November 16, 2009, denying liability and asserting affirmative defenses.

On October 16, 2009, a putative class action entitled Georg Thurmann, et al. v. Eric Eddings, et al., Case No. M101914, was filed in the Superior Court of California, in and for Monterey County, alleging that the Monterey Defendants breached their fiduciary duties to Company stockholders by entering into the Merger Agreement and that the Pulmuone Defendants aided and abetted those breaches of fiduciary duties. On November 12, 2009, the plaintiff in this suit filed an amended complaint repeating the earlier allegations and adding allegations that the Monterey Defendants’ disclosures respecting the Merger Agreement and the Offer and the Merger were deficient and in violation of the law of an unspecified state. On November 16, 2009 and November 17, 2009, the Monterey Defendants and the Pulmuone Defendants respectively filed Demurrers or, In the Alternative, Motions to Stay, asserting that plaintiffs’ claims were precluded by the federal Securities Litigation Uniform Standards Act (“SLUSA”) or, in the alternative, should be stayed in favor the earlier-filed action in Delaware. On November 23, 2009, the plaintiff in this suit filed an Ex Parte Application seeking expedited discovery, and an order consolidating all three of the cases before the court (including this case, Filtsch (described below), and Figliozzi (described below)) and appointing plaintiff’s counsel and counsel for the plaintiffs in Filtsch as co-lead counsel for a putative class of Company stockholders. The court has not yet ruled on the Ex Parte Application. On November 28, 2009, counsel for the plaintiff indicated that he would file an amended complaint asserting that his client’s claims were governed by Delaware law. While the Company believes that the claims in this suit are without merit, the Company has provided supplemental disclosures in this Schedule 14D-9 in an effort to moot any possible claim for injunctive relief and to avoid plaintiff’s continuing efforts to interfere with the consummation of the Offer and the Merger.

On November 3, 2009, a putative class action entitled Stephen Filtsch, Custodian FBO Stephen G. Filtsch, Jr. and Julie E. Filtsch v. Monterey Gourmet Foods, Inc., et al. Case No. M102250, was filed in the Superior Court of California, in and for Monterey County, alleging that the Monterey Defendants breached their fiduciary duties to Company stockholders by entering into the Merger Agreement and that the Pulmuone Defendants aided and abetted those breaches of fiduciary duties. On November 17, 2009, the Monterey Defendants and the Pulmuone Defendants filed Demurrers or, In the Alternative, Motions to Stay, asserting that plaintiffs’ claims were barred by SLUSA or, in the alternative, should be stayed in favor the earlier-filed action in Delaware. Plaintiff’s counsel joined in the motion of the plaintiff’s counsel in Thurmann to be appointed co-lead counsel for a putative class of Company stockholders.

On November 12, 2009, a putative class action entitled Senio Figliozzi v. Eric Eddings, et al., Case No. M102427, was filed in the Superior Court of California, in and for Monterey County, alleging that the Monterey Defendants breached their fiduciary duties to Company stockholders by entering into the Merger Agreement and the Pulmuone Defendants aided and abetted those breaches of fiduciary duties. The plaintiff in this suit also claims that the Monterey Defendants’ disclosures respecting the Merger Agreement and the Offer and the Merger were deficient and in violation of the law of an unspecified state. On November 17, 2009, the Monterey Defendants and the Pulmuone Defendants filed Demurrers or, In the Alternative, Motions to Stay, asserting that plaintiffs’ claims were barred by SLUSA or, in the alternative, should be stayed in favor the earlier-filed action in Delaware. On November 19, 2009, the plaintiff in this suit filed an Ex Parte Application seeking expedited discovery. The Monterey Defendants and the Pulmuone Defendants responded on November 20, 2009, and the court set a hearing for November 25, 2009. At the hearing, the court denied the plaintiff’s Ex Parte Application, holding that the plaintiff’s claims were precluded by SLUSA. Also on November 25, 2009, the plaintiff in this suit filed an amended complaint asserting that these claims were governed by Delaware law. The plaintiff’s Ex Parte Application was refiled on November 30, 2009. While the Company believes that the claims in this suit are without merit, the Company has provided supplemental disclosures in this Schedule 14D-9 in an effort to moot any possible claim for injunctive relief and to avoid plaintiff’s continuing efforts to interfere with the consummation of the Offer and the Merger.

Among other relief, plaintiffs in each of these actions seek an order enjoining the Monterey Defendants and the Pulmuone Defendants from proceeding with the Offer and the Merger, as well as rescissionary damages, restitution, and attorneys’ fees. The Monterey Defendants believe that the claims asserted in each of these actions are without merit, continue to deny that any of them has committed any violation of law of any kind or engaged in any wrongful acts alleged in the above-referenced actions, and intend to defend them vigorously. Each Monterey Defendant expressly maintains that it has diligently and scrupulously complied with its legal duties. Discovery has not commenced and no trial date has been set in any of these actions. The parties do not expect any of these lawsuits to have an impact on the completion of the Offer or the Merger, however, even a meritless lawsuit may potentially delay consummation of the Offer and the Merger.

Additionally, on September 4, 2009, UTR, LLC, a bidder for the Company, filed an inspection action against the Company in Delaware Chancery Court, alleging that the Company failed to consider breaking itself into pieces as opposed to selling the entire enterprise, failed to explain how the Committee was constituted, failed to explain what the Company had done to investigate whether Mr. Tunstall, who sat on the Committee, was affiliated with another bidder. UTR, LLC v. Monterey Gourmet Foods, Inc., CA 4861-VCS (Del. Ch. filed Sept. 4, 2009). That action is proceeding. A trial date of January 6, 2010 has been scheduled for this action. The Company believes that the claims asserted in this action are wholly without merit, continues to deny that it has committed any violation of law of any kind or engaged in any wrongful acts alleged in this action, and intends to defend it vigorously.”

“Additional Information – Company Historical and Projected Income Statements” is hereby amended and supplemented by inserting the following sentence immediately after the second sentence of footnote (1) to the Company Historical and Projected Income Statements on page 37 of the Schedule 14D-9:

“Losses from discontinued operations for 2007, 2008, and 2009 were $582,000, $3,736,000, and $41,000, respectively.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	December 1, 2009	MONTEREY GOURMET FOODS, INC.

		By:	/s/ ERIC C. EDDINGS
		Name:	Eric C. Eddings
		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated November 10, 2009.

(a)(1)(B)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(G)*	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

(a)(2)*	Letter to Stockholders from the Chairman of the Board of the Company, dated November 10, 2009.

(a)(5)(A)*	Form of Summary Advertisement, dated November 10, 2009.

(a)(5)(B)*	Press Release, dated October 8, 2009, of the Company regarding execution of the Agreement and Plan of Merger.

(e)(1)*	Agreement and Plan of Merger, dated as of October 8, 2009, by and among Parent, Purchaser and the Company.

(e)(2)(A)*	Employment Agreement, dated as of September 15, 2006, by and between the Company and Eric C. Eddings.

(e)(2)(B)*	Form of Change in Control Severance Agreement.

(e)(3)*	Confidentiality Agreement, dated as of May 27, 2009, by and between the Company and Pulmuone Holdings.

(g)(1)*	Section 262 of the Delaware General Corporation Law.

*	Previously filed.